FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of June, 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information

21 June 2005

BG Group and Gaz de France enter agreement for the supply of LNG

BG Group plc, today announced that it has entered into an agreement with Gaz de France for the purchase of LNG at the rate of approximately 2 cargoes per month from July 2005 until the end of 2006. The volumes are diversions of cargoes originally purchased by Gaz de France from Egyptian LNG Train 1 (ELNG).

It is planned that the LNG cargoes will be delivered to BG Group's North American marketing business at Lake Charles and Elba Island, but there is also flexibility to deliver to other terminals.

Martin Houston, BG Executive Vice President and Managing Director, North America, Caribbean and Global LNG, said: "This agreement once again demonstrates BG's ability to access LNG arbitrage opportunities to take advantage of positive market conditions to provide added value to both BG and Gaz de France."

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.

Notes to Editors:

BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power Generation.

In the Middle East, BG is a shareholder in Egyptian LNG, which is building two trains to utilise gas from fields in the offshore Nile Delta. Train One is now on stream and has commenced production several months ahead of schedule, with a planned output of 3.6 mtpa - Gaz de France signed the SPA for the entire output of ELNG Train 1 in October 2002. BG Gas Marketing, a wholly owned BG Group subsidiary, has purchased the entire 3.6 mtpa output of Train Two, which is due on stream in the final quarter of 2005. A third LNG train is under consideration. There is scope at the development site for up to six trains.

Partners in Egyptian LNG Train 1 include; BG Group (35.5%), PETRONAS (35.5%), the Egyptian Natural Gas Holding Company (12.0%), the Egyptian General Petroleum Corporation (12.0%) and Gaz de France (5.0%).

In the USA, BG LNG Services, LLC (BGLS), holds, until 2024, 100% of the capacity rights at North America's largest operating LNG importation terminal, Lake Charles in Louisiana. This has the capability to receive, store, vaporise and deliver an average daily send out of 630 million cubic feet per day (mmscfd). Expansion work is scheduled to increase the average send-out rate to 1.2 billion cubic feet per day (bcfd) by the start of 2006, and to 1.8 bcfd by mid-2006. BGLS also holds supply and regasification rights of 446 mmscfd for 22 years at the Elba Island LNG terminal near Savannah, Georgia, and is involved with KeySpan in proposals to develop and upgrade an LNG terminal at Providence, Rhode Island.

BG has long-term purchase agreements in place with Equatorial Guinea LNG Holdings Ltd, for the supply of 3.4 mtpa for 17 years from 2007, and with Nigeria LNG Ltd, for the supply of 2.5 mtpa for 20 years beginning in 2005 or early 2006.

In Trinidad & Tobago, BG is a shareholder in Atlantic LNG, which has three trains producing 10 million tonnes per annum (mtpa) of LNG, most of which is sold in the United States market. Train Four - expected to be the largest LNG train ever constructed - is scheduled to enter production in the final quarter of 2005, giving Atlantic LNG the capability to produce over 15 mtpa, with scope for further growth.

Enquiries:

Communications                                     +44 (0) 118 929 2462
Out of hours media mobile:                         +44 (0) 791 718 5707
Investor Relations Chris Lloyd/Helen Parris/
                   Kate Bingham                    +44 (0) 118 929 3025

Website: www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 21 June 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary